

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2013

Via Email
A.J. Boisdrenghien
President and Director
Franchise Holdings International, Inc.
5910 South University Boulevard
C-18, Unit 165
Littleton, Colorado 80121

      Re: Franchise Holdings International, Inc.
                Form 8-K
                Filed March 11, 2013
                File No. 0-27631

Dear Mr. Boisdrenghien:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ William H. Thompson

                        William H. Thompson
                        Accounting Branch Chief